For Immediate Release

VIÑA CONCHA Y TORO REPORTS

FIRST QUARTER 2003 RESULTS

Santiago, Chile, May 16, 2003 - Viña Concha y Toro S.A. ("The Company" or "Concha y Toro") (NYSE: VCO, Chile: Conchatoro), announced today its consolidated financial results for the first quarter ended March 31, 2003. Figures are stated according to Chilean GAAP and in constant Chilean pesos (Ch$) as of March 31, 2003. US dollar figures (US$), except export figures, are based on the exchange rate effective March 31, 2003 (US$1.00=Ch$731.56).

Highlights 1Q03 vs. 1Q02

  Total revenues increased 30.4% to Ch$32,331 million (US$ 44.2 million).

  Bottled export sales increased 30.2% to Ch$19,695 million.

  Export sales in US dollars, increased 26.4% to US$ 29.3 million.

  Bottled export shipments increased 19.5% to 1,536,000 cases.

  Bottled domestic revenues increased 15.9% in value and 23.2% in volume.

  Operating income increased 38.6% to Ch$4,722 million (US$6.5 million).

  EBITDA increased 30.5% to Ch$6,407 million (US$8.8 million). EBITDA margin was 19.8%.

  Net income rose 46.7% to Ch$4,242 million (US$5.8 million).

  Earnings per ADR increased 36.6% to US$ 0.40.

First Quarter 2003 Results

Total Revenues

Total revenues rose 30.4% to Ch$ 32,331 million (US$44.2 million) from Ch$ 24,784 million (US$ 33.9 million). All of the Company's business areas posted strong results. Exports to third parties increased 30.2% and Concha y Toro's UK subsidiary returned another solid quarter. Domestic market revenues increased 18.6%.

Revenues from our Argentine subsidiaries increased 165.5% (on a low base comparison) following higher sales at Viña Trivento and the distribution company - Distribuidora Peumo Argentina. Aided by an improvement in competitiveness, Viña Trivento's export sales increased 92% in the quarter.

Table 1

Total Revenues

(in Ch$ millions)

	1Q03	1Q02	Var. %
DOMESTIC	6,666	5,621	18.6%
INTERNATIONAL
Exports to third parties	19,695	15,131	30.2%
Concha y Toro UK	2,813	1,880	49.6%
Argentina	1,457	549	165.5%
TOTAL INTERNATIONAL	23,965	17,560	36.5%

OTHER	1,700	1,603	6.0%

TOTAL	32,331	24,784	30.4%

Export Revenues

Total export revenues from third parties, including bulk wine sales, increased 30.2% to Ch$19,695 million.

Excluding bulk wine sales, export revenues from third parties rose 30.7% to Ch$19,416 million from Ch$14,852 million in 1Q02.

Bulk sales of 582 thousand liters realized Ch$279 million (US$381 thousand).

  Bottled Wine Revenue in US$:

The following figures representing exports in dollars and volume include sales to the Company's distribution subsidiary in the UK. For the quarter, export figures in US dollars include sales totaling US$ 3,133,437 of 158,288 cases to the Company subsidiary in the United Kingdom. No sales were made this quarter to Distribuidora Peumo-Argentina.

Export revenue in US dollars increased 26.4% to US$ 29.3 million from US$ 23.2 million, and is the product of a 19.5% increase in volumes and a 5.7% increase in the average price, stated in dollars.

Graph 1

Export Value (US$) by Region

First Quarter 2003

Exports sales by market followed strong gains in Europe (+33.6%), the US (+18.5%), Canada (+56.3%) and Central America (+96.4%).

Europe reported another solid quarter, where growth was led by the UK, Belgium, Russia and Sweden. In the US sales increased 18.5% following strong Premium segment performance (Marques de Casa Concha and Casillero del Diablo), however on a low base comparison. Central America growth is mainly the result of a strong recovery of Mexico.

Export revenues declined in Asia (-14.6%) and South America (-19.2%).

  Bottled Wine Sales - Volume:

Year on year, the Company increased its sales volume 19.5% on exporting 1,536,000 cases.

Volume growth by market was: The US (+13.2%), Europe (+30%), Canada (+36.4%) and Central America (+87.9%). Export volumes decreased in Asia (-15.9%) and South America (-35.9%).

Shipments by segment reveal a 49% increase in Premium wines, resulting from stronger Premium sales in Europe and the US. Varietal wine sales declined 3.4% while the 26% increase in Varietal Blends came from higher sales in all markets.

Cases Shipped:

In absolute terms, the Company shipped 639,900 cases to Europe, 547,700 cases to the US, 136,000 cases to Central America, 55,650 cases to South America, 75,570 cases to Canada and 77,900 cases to Asia.

Prices

The average price per case increased 5.7% to US$ 19.08 from US$ 18.05 as a result of a better mix and an increase in the average price of the premium category impacted by the Euro/US dollar effect.

Domestic Revenues

Total domestic revenues increased 18.6%.

Domestic revenues - excluding bulk sales- increased 15.9% to Ch$6,513 million (US$8.9 million) from Ch$5,621 million (US$ 7.7 million). First quarter domestic volumes increased 23.2%. Popular segment sales increased most with the Company's main brands performing well. The average price decreased 5.6% in the quarter as compared to 1Q02.

According to AC Nielsen, Concha y Toro's domestic market share by volume increased to 26.1% in February/March 2003 from 21.5% in February/March 2002.

Cost of Sales

Total cost of sales rose 27.5% to Ch$20,213 million (US$27.6 million) from Ch$15,859 million (US$21.7 million) in 1Q02. Cost of sales as a percentage of total sales declined to 62.5% from 64% a year ago.

Gross margin rose to 37.5% from 36%. This improvement is mainly the result of higher exports, a higher exchange rate, higher domestic sales and the dilution of fixed costs.

Selling, General and Administrative Expenses

Selling, General and Administrative Expenses increased 34% to Ch$7,396 million (US$10.1 million). As a percentage of revenues, SG&A increased to 22.9% from the 22.3% recorded in 1Q02. This increase essentially reflects higher remuneration and export-side SG&A related to higher export volumes, an increase in marketing expenses in the export markets.

Operating Income

Operating income increased 38.6% to Ch$4,722 million (US$6.5 million) compared to Ch$3,407 million (US$4.7 million). Operating margin increased from 13.7% to 14.6% following higher exports, a higher exchange rate, higher domestic sales and the dilution of fixed costs.

Non-Operating Results

Non-operating income decreased to Ch$631 million (US$863 thousand) from Ch$880 million (US$1.2 million), due to lower equity income.

Non-operating expenses decreased 67.3% mainly as a result of lower interest expenses and smaller exchange rate differences.

  Interest expenses decreased to Ch$200 million (US$273 thousand) from Ch$309 million (US$422 thousand) due to lower interest rates and lower financial debt.

  Exchange rate differences produced a loss of Ch$36 million (US$49 thousand) compared to the Ch$693 million (US$945 thousand) loss recorded in 1Q02.

Table 2

Non-Operating Results

(in Ch$ millions)

	1Q03	1Q02	1Q03 vs 1Q02 (%)
Non-operating Income
Equity Income	559	817	-31.6%
Other non-operating income	72	63	13.4%
Total non-operating income	631	880	-28.3%

Non-operating expenses
Interest Expense	-200	-309	-35.2%
Price Level Restatement	-4	217	-101.8%
Exchange Rate Differences	-36	-693	-94.8%
Other Non-operating expenses	-40	-71	-43.9%
Total non-operating expenses	-280	-855	-67.3%
Total	351	25	1,327%

Income Tax

Income tax for the quarter was Ch$827 million (US$1.1 million) compared to Ch$536 million (US$0.7 million) in 1Q02.

Net Income and Earnings per Share (EPS)

Net Income for the period increased 46.7% to Ch$4,242 million (US$5.8 million) from Ch$2,891 million (US$4.0 million). Based on 719,170,735 weighted average shares, Concha y Toro's earnings increased to Ch$5.9 per share for the quarter from Ch$4.02. Earnings per ADR were Ch$295 in 1Q03. In US dollar terms, Earnings per ADR increased 36.6% to US$ 0.40 in the first quarter of 2003 from US$ 0.30 a year earlier.

Balance Sheet

Assets

As of March 31, 2003, the Company's consolidated assets were Ch$198,925 million (US$272 million), which is Ch$ 12,461 million (US$ 17.0 million) higher than the figure reported the previous year. The increase stems from a rise in receivables and fixed assets, with the latter resulting from greater vinification and cellar capacity.

Liabilities

As of March 31, 2003 net financial debt stood at Ch$30,358 million (US$41 million) representing a year-on-year reduction of Ch$6,209 (US$ 8.5 million). As a result of a lower debt level and favorable interest rate conditions, interest expenses declined from Ch$309 million (US$422 thousand) in 1Q02 to Ch$200 million (US$273 thousand) in 2002.

As of March 31, financial debt to equity ratio stood at 0.23.

* * * * *

About Viña Concha y Toro

Viña Concha y Toro is the leading South American wine producer whose products are distributed in 95 countries. Founded in 1883 by Don Melchor Concha y Toro, the Company produces and markets fine wines under the labels: Don Melchor, Amelia, Terrunyo, Marques, Trio, Casillero del Diablo, Sunrise and Frontera. The Company owns 4,000 hectares of vineyards in Chile and Argentina.

2002 revenues totaled US$ 179 million with earnings per ADR of $1.58. The Company exported 6,300,000 cases valued at US$ 115 million. Domestic market sales totaled US$ 42 million. The company's largest export markets were the US, the U.K., Sweden, Canada and Denmark. In 2002, the Company led US wine imports for the third consecutive year, with sales of over 2 million, 9-liter cases.

Viña Concha y Toro has been listed on the Santiago Stock Exchange since 1933 under the ticker symbol "Conchatoro". In 1994, it became the first winery in the world to list on the New York Stock Exchange under the ticker symbol "VCO". The Company has 1,483 employees and is headquartered in Santiago, Chile.

-Tables to Follow-

Forward Looking Statements

This press release may contain certain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, with respect to the financial condition, results of operations and business of the Company and certain plans and objectives of the Company with respect to these items. Forward-looking statements may be identified by the use of words such as "anticipate", "continue", "estimate", "expect", "intend", "may", "believe" and similar expressions. By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that occur in the future. There are a number of factors that could cause results and developments to differ materially from those expressed or implied by these forward-looking statements. These factors include, levels of consumer spending in major economies, changes in consumer tastes and preferences, the levels of marketing and promotional expenditures by the Company and its competitors, raw materials costs, future exchange and interest rates, as well as other risk factors referred in the Company's filings with the Securities and Exchange Commission.

VIÑA CONCHA Y TORO S.A.
Revenue and Volume Breakdown by Wine Segment (In thousands of constant Chilean pesos (Ch$) and US dollars (US$) as of March 31, 2003)
Domestic Revenues (Th. Ch$)	1Q03	1Q02	% Change
Premium	625,897	600,764	4.2%
Varietal	792,103	802,392	-1.3%
Blend	9,784	18,650	-47.5%
Popular	5,119,086	4,257,380	20.2%
Sparkling	-33,678	-58,236	-42.2%
Total	6,513,191	5,620,949	15.9%

Domestic Volume '000 liters	1Q03	1Q02	% Change
Premium	170	169	0.8%
Varietal	700	666	5.1%
Blend	12	40	-69.9%
Popular	13,181	10,561	24.8%
Sparkling	-31	-46	-32.2%
Total	14,032	11,389	23.2%

Export Revenues
(In US dollars)	1Q03	1Q02	% Change
Premium	8,744,303	5,228,096	67.3%
Varietal	6,771,615	7,153,852	-5.3%
Blend	13,504,167	10,400,407	29.8%
Sparkling	63,953	109,037	-41.3%
Popular	219,342	298,065	-26.4%
Total	29,303,380	23,189,457	26.4%

Export Volume '000 liters	1Q03	1Q02	% Change
Premium	2,314	1,553	49.0%
Varietal	2,901	3,004	-3.4%
Blend	8,340	6,618	26.0%
Sparkling	23	40	-41.7%
Popular	245	348	-29.6%
Total	13,824	11,564	19.5%

Viña Concha y Toro S.A. Consolidated Income Statement (In thousand of constant Chilean pesos as of March 31, 2003)

	1Q2003	1Q2002	% change
	Th. Ch$	Th. Ch$
Operating Results
Revenue from sales	32,330,864	24,784,369	30.4%
Cost of sales	-20,213,027	-15,859,223	27.5%
% of sales	62.5%	64.0%
Gross Profit	12,117,837	8,925,145	35.8%
Selling & Adm. Expenses	-7,395,943	-5,518,293	34.0%
% of sales	22.9%	22.3%
Operating Income	4,721,894	3,406,852	38.6%
% of sales	14.6%	13.7%
Non-Operating Results
-Non-operating income	71,782	63,283	13.4%
-Equity income	559,153	817,492	-31.6%
-Non-operating expenses	-40,387	-71,940	-43.9%
-Financial expenses	-199,900	-308,672	-35.2%
-Price level restatement	-3,811	217,068	-101.8%
-Exchange rate differeces	-35,870	-692,637	-94.8%
Non-operating result	350,967	24,594	1,327%
Income before income tax	5,072,861	3,431,446	47.8%
Less: income tax	-826,802	-536,249	54.2%
Minority interest	-3,920	-4,124	-4.9%

Net Income	4,242,139	2,891,073	46.7%
-Earnings per share (Ch$)	5.90	4.02	46.7%
-Earnings per ADR (US$)	0.40	0.30	36.6%

EBITDA	6,406,751	4,910,680	30.5%
% sales	19.8%	19.8%
Weighted ave,number of shares	719,170,735	719,170,735

Exchange rate US$1.0=Ch$731.56

Viña Concha y Toro S.A.

Consolidated Balance Sheet

(In thousand of constant Chilean pesos and US dollars as of March 31,2003

	As of March 31,	As of March 31,	As of March 31,
	2003	2002	2003
	Th. Ch$	Th. Ch$	Th. US$
Assets
Cash and Equivalents	3,377,373	1,506,051	4,617
Inventories	33,490,089	35,354,483	45,779
Accounts receivables	34,233,647	27,121,623	46,795
Other current assets	17,116,538	15,349,614	23,397
Total current assets	88,217,647	79,331,771	120,588

Property, plant & equipment, net	102,698,904	99,439,886	140,383
Other assets	8,008,181	7,692,211	10,947

Total assets	198,924,732	186,463,867	271,909

Liabilities and Shareholders' Equity
Short term debt (1)	16,586,925	22,692,311	22,673
Other current liabilities	28,696,868	22,554,169	39,227
Total current liabilities	45,283,793	45,246,480	61,900
Long term debt (1)	13,771,539	13,874,915	18,825
Other long-term liabilities	7,254,006	7,397,538	9,916
Total long-term liabilities	21,025,545	21,272,453	28,741

Minority interest	73,613	63,166	101

Shareholders' Equity	132,541,781	119,881,768	181,177

Total liabilities and Shareholders' equity	198,924,732	186,463,867	271,919

(1) includes only financial debt
Exchange rate:US$1.0=Ch$731.56